Exhibit 4.3

DESCRIPTION OF SECURITIES REGISTERED UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the registered capital stock of HOOKIPA Pharma Inc. (“us,” “our,” “we” or the “Company”) does not purport to be complete and is subject to, and qualified in its entirety by,  reference to our amended and restated certificate of incorporation (“Certificate of Incorporation”) and our amended and restated bylaws (“Bylaws”), which are incorporated by reference as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and applicable provisions of the Delaware General Corporation Law (the “DGCL”). Our common stock, par value $0.0001 per share (the “common stock”) is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended.  The summaries below do not purport to be complete statements of the relevant provisions of our Certificate of Incorporation, our Bylaws or the DGCL.

Our authorized capital stock consists of 100,000,000 shares of common stock, 3,900,000 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”) and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share (the “preferred stock”).

Common Stock

Annual Meeting. Annual meetings of our stockholders are held on the date designated in accordance with our Bylaws. Written notice must be mailed to each stockholder entitled to vote not less than ten (10) nor more than sixty (60) days before the date of the meeting. The presence in person or by proxy of the holders of record of a majority of our issued and outstanding shares entitled to vote at such meeting constitutes a quorum for the transaction of business at meetings of the stockholders. Special meetings of the stockholders may be called for any purpose only by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. Except as may be otherwise provided by applicable law, our Certificate of Incorporation or our Bylaws, all elections of directors shall be decided by a plurality, and all other questions shall be decided by a majority, of the votes cast by stockholders entitled to vote thereon at a duly held meeting of stockholders at which a quorum is present.

Voting Rights. Holders of common stock are entitled to one vote for each share held of record on all matters to be voted upon by stockholders and do not have cumulative voting rights.

Dividends. Subject to the rights, powers and preferences of any outstanding preferred stock that we may designate and issue in the future, and except as provided by law or in our Certificate of Incorporation, dividends may be declared and paid or set aside for payment on the common stock out of legally available assets or funds when and as declared by our board of directors.

Liquidation, Dissolution and Winding Up. Subject to the rights, powers and preferences of any outstanding preferred stock that we may designate and issue in the future, in the event of our liquidation, dissolution or winding up, our net assets will be distributed pro rata to the holders of common stock.

Other Rights.  Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Holders of common stock are not required to make additional capital contributions.

Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “HOOK.”

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Class A Common Stock

The rights of the holders of our common stock and class A common stock are identical, except with respect to voting and conversion. The shares of class A common stock do not have associated voting rights and each share of class A common stock is convertible at any time at the election of the holder into one share of common stock.

Preferred Stock

Our board of directors has the authority to designate and issue up to ten million (10,000,000) shares of preferred stock in one or more series. The authorized shares of our preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Our board of directors may also designate the rights, powers, preferences and the relative, participating, optional or other special rights and any qualifications, limitations and restrictions of the shares of each series of preferred stock.

No shares of preferred stock are outstanding as of the date of our Annual Report on Form 10-K with which this Exhibit 4.3 is filed as an exhibit.

Registration Rights

Pursuant to the terms of our shareholders’ agreement, dated as of February 15, 2019, certain of our stockholders are entitled to rights with respect to the registration of their shares under Securities Act of 1933, as amended (the “Securities Act”).

Demand Registration Rights. Pursuant to the terms of our shareholders' agreement, certain holders of shares of our common stock are entitled to demand registration rights.

Short-Form Registration Rights. Pursuant to the terms of our shareholders' agreement, certain holders of shares of our common stock are entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, upon the written request of a majority of our stockholders to sell securities at an anticipated aggregate price of at least $10.0 million, we will be required to use commercially reasonable efforts to effect a registration of such shares.

Piggyback Registration Rights. Pursuant to the terms of our shareholders' agreement, certain holders of shares of our common stock are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration.

Expiration of Registration Rights.  The demand registration rights and short form registration rights will terminate as to a given stockholder at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such stockholder's shares without limitation during a three-month period without registration.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have Anti-Takeover Effects

The provisions of Delaware law and our Certificate of Incorporation and Bylaws could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Board of Directors. Our Certificate of Incorporation and Bylaws provide for a board of directors divided into three classes. Each class is elected to a term expiring at the annual meeting of stockholders held in the third year following the year of such election. The number of directors comprising our board of directors is fixed from time to time by the board of directors.

Removal of Directors by Stockholders. Our Certificate of Incorporation provides that members of our board of directors may only be removed for cause by a vote of the holders of at least two-thirds  (2/3) of the outstanding shares entitled to vote on the election of the directors.

Issuance of Preferred Stock. Our board of directors is authorized, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, and to fix the designations, powers, preferences and the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions of the shares of each series of preferred stock. The issuance of preferred stock could impede the completion of a merger, tender offer or other takeover attempt.

Stockholder Nomination of Directors. Our Bylaws provide that a stockholder must notify us in writing of any stockholder nomination of a director not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, that if the date of the annual meeting is advanced by more than 30 days before such anniversary date, delayed by more than 60 days after such anniversary date or if no annual meeting were held in the prior year, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (x) the 90th day prior to the date of such meeting and (y) the 10th day following the day on which public announcement of the date of such annual meeting is first made by us.

No Action By Written Consent. Our Certificate of Incorporation provides that our stockholders may not act by written consent and may only act at duly called meetings of stockholders.

Exclusive Forum Selection. Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to the Company or our stockholders, (3) any action asserting a claim arising against the Company or any of our current or former directors, officers, or other employees pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or Bylaws, or (5) any action asserting a claim against the Company or any of our current or former directors, officers, or other employees that is governed by the internal affairs doctrine. In addition, our Bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions.

Section 203 of the Delaware General Corporation Law.

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.